Synergen Law Group

A Professional Law Corporation

June 28, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc. (formerly Havana Furnishings, Inc.)

            Form 8-K filed on April 25, 2013

Dear Ms. Lopez:

In the SEC's letter to NuZee, Inc. ("NuZee" or the "Company"), dated May 24, 2013, Staff requested that the Company file an amended 8-K to include, among other things, financial statements for the period ending March 31, 2013.  This letter is to inform you that NuZee's auditors were unable to complete their review of the Company's March 31, 2013 financial statements as of today's date as anticipated.  Accordingly, the Company (at the suggestion of Staff via telephone conversation today) is requesting an additional extension of time to file its amended 8-K and responses to Staff comments thereon to July 5, 2013.

Please feel free to contact me if you have any questions or require additional information.

                                                                        Regards,

                                                                        SYNERGEN LAW GROUP

                                                                                    /s/  Karen Batcher

                                                                        Karen A. Batcher, Esq.

                                                                        kbatcher@synergenlaw.com

cc:        Mr. Craig Hagopian, President (via email only)

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         Chula Vista,  CA  91914                                                                                                 Fax.  866.352.4342